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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                 FOR THE TRANSITION PERIOD FROM         TO

                         THE HOUSTON EXPLORATION COMPANY
                               401(k) PLAN & TRUST
                (Full title of the Plan and address of the Plan,
                if different from that of the issuer named below)



                         THE HOUSTON EXPLORATION COMPANY
                        1100 LOUISIANA STREET, SUITE 2000
                            HOUSTON, TEXAS 77002-5215
                                 (713) 830-6800
             (Name of issuer of securities held pursuant to the Plan
                 and address of its principal executive office)

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


               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                          INDEX TO FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998

                                                                                                             Page
                                                                                                             ----

Report of Independent Public Accountants.......................................................................2

Statements of Net Assets Available for Benefits as of September 30, 1999 and 1998..............................3

Statement of Changes in Net Assets Available for Benefits for the Years Ended
      September 30, 1999 and 1998..............................................................................4

Notes to Financial Statements..................................................................................5

Supplemental Schedule:  Schedule of Assets Held for Investment Purposes
      at September 30, 1999....................................................................................8

Signatures.....................................................................................................9

Index to Exhibits.............................................................................................10

Note: All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Houston Exploration Company:

We have audited the accompanying statements of net assets available for benefits of The Houston Exploration Company 401(k) Plan & Trust (the "Plan") as of September 30, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended September 30, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 1999 and September 30, 1998, and the changes in its net assets available for benefits for the year ended September 30, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, if fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP

New York, New York
November 16, 2000

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           SEPTEMBER 30, 1999 AND 1998

                                                                    SEPTEMBER 30,
                                                                  1999           1998
                                                               ----------     ----------

Investments at fair market value:                              $5,330,921     $4,289,076

Other assets at cost which approximates fair market value:
   Contributions Receivable                                        37,047         34,400
   Employee Loans                                                 127,121         43,790
                                                               ----------     ----------
      Total other assets at cost                                  164,168         78,190
                                                               ----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS                              $5,495,089     $4,367,266
                                                               ==========     ==========

           The accompanying notes to these financial statements are an integral part of these statements.

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                           FOR THE YEARS ENDED
                                                                             SEPTEMBER 30,
                                                                          1999              1998
                                                                       -----------      -----------

ADDITIONS:

  Investment Income:
     Interest                                                          $    83,183      $    89,396
     Interest from loan repayments                                           4,640            2,803
     Dividends                                                                  37              859
     Net appreciation(depreciation) in market value of investments         734,219          (46,517)
                                                                       -----------      -----------
         Total investment income                                           822,079           46,541

  Contributions:
     Employee                                                              585,562          504,625
     Employer                                                              292,781          251,313
     Employee rollover                                                      14,166           22,730
                                                                       -----------      -----------
         Total contributions                                               892,509          778,668
                                                                       -----------      -----------
            TOTAL ADDITIONS                                              1,714,588          825,209

DEDUCTIONS:

  Benefits paid to participants                                           (586,765)        (307,608)
  Maintenance and other fees                                                    --           24,546
                                                                       -----------      -----------
            TOTAL DEDUCTIONS                                              (586,765)        (283,062)
                                                                       -----------      -----------
NET INCREASE                                                             1,127,823          542,147

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR                   4,367,266        3,825,119
                                                                       -----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                       $ 5,495,089      $ 4,367,266
                                                                       ===========      ===========

           The accompanying notes to these financial statements are an integral part of this statement.

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                     NOTES TO THE PLAN FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF THE PLAN:

     The Houston Exploration Company 401(k) Plan & Trust (the "Plan") is a defined contribution plan. Contributions are made by employees and partially matched by The Houston Exploration Company (the "Company" or "Houston Exploration"). The following description of the Plan provides only general information of Plan provisions during the twelve months ended September 30, 1999 and 1998. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All employees of the Company become eligible to participate in the Plan after meeting certain nondiscriminatory requirements. Participants may elect to reduce their compensation by any whole percentage amount between 2% and 15% and have this amount deposited as pre-tax contributions.

     The Company may, at its discretion, make certain matching contributions based on employee contributions. For both the twelve month periods ended September 30, 1999 and 1998 the Company matched 50% of the employee's contributions up to 15% in 1999 and up to 10% in 1998. In order for the Plan to satisfy various nondiscrimination tests required under applicable Federal regulations, certain employees designated as highly compensated employees under Internal Revenue Code may be limited, from time to time, in the amount they may contribute to the Plan. For any Plan participant, total annual contributions, (the sum of employee plus employer contributions) may not exceed the lesser of 25% of the participant's compensation or $30,000. In accordance with Internal Revenue Service ("IRS") guidelines, employee contributions were limited to $10,000 during each of the twelve month periods ended September 30, 1999 and 1998.

     Participants are fully vested in their contributions at the time the contributions are made. Participants commence vesting in the Company's contributions and any earnings thereon, upon completion of one year of service at the rate of 20% per year and are fully vested upon completion of their fifth year of service. Death, disability, retirement or termination of the Plan results in immediate full vesting of Company matching contributions. Forfeitures of the amount of a Participant's account balance that is not vested are used to reduce future employer contributions.

     Participant loans are permitted in accordance with the loan provisions in the Plan document. A participant may borrow up to 50% of their vested account balance not to exceed a maximum of $50,000. The interest rate charged on participant loans is commensurate with the prevailing interest rate charged on similar commercial loans. Loans are repaid through payroll deductions. Upon termination of employment, the participant may either repay any outstanding loan balance in full or incur a tax liability on the unpaid balance.

     It is intended that the Plan will continue, although the Plan may be amended or discontinued at any time subject to the provisions of ERISA. In the event the Plan is terminated, Plan assets and income will be distributed (after payment of Plan expenses) exclusively to active and retired participants.

     The Plan assets are invested in an unallocated group annuity contract sold by the Aetna Life Insurance and Annuity Company ("Aetna"). Contributions to the Plan are held in Aetna's "Separate Account D" (a pooled separate account established under Connecticut law). Aetna purchases shares of the various mutual funds or Houston Exploration common stock that have been selected by the Plan for investment and depending on the mutual fund selected, Aetna will fund the investment acquisition through general account obligations or through a pooled separate account. See Note 6 -- Investments, for discussion of realized and unrealized gains and losses on Plan assets.

NOTE 2 -- TRUSTEE AND PLAN ADMINISTRATOR

     Investor Services Trust Company is the trustee ("Trustee") of the Plan. Aetna is the custodian of the Plan. The Company is the Plan administrator ("Administrator"). CPI Qualified Plan Consultants

("CPI") maintains the records of participant's account balances and performs various other accounting and record keeping services. All expenses of administering the Plan are paid by the Company, except for brokerage fees, which are reflected in the cost of equities.

NOTE 3 -- ACCOUNTING POLICIES

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters ("SOP 99-3"). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999, with earlier application encouraged. The Company adopted SOP 99-3 for the Plan years ending September 30, 1999 and 1998. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's financial statements. SOP 99-3 eliminates the following disclosures previously required for defined contribution plans: (i) the presentation of plan investments by general type for participant-directed investments in the statement of net assets available for benefits; (ii) the disclosure of participant-directed investment programs; (iii) if units are assigned to plan participants, the disclosure of the total number of units and the net asset value per unit during the period and at the end of the period; and (iv) the disclose of benefit-responsive investment contracts by investment fund option. SOP 99-3 requires a defined contribution plan to identify nonparticipant-directed investments that represent 5% or more of net assets available for benefits.

     The accounting records of the Plan are maintained on a cash basis. The financial statements included herein include all material adjustments required to present the financial statements on the accrual basis of accounting. The investments reflected in the accompanying financial statements have been reported at fair market value and any other assets are recorded at cost which approximates fair market value. Benefit payments are recorded when paid.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

NOTE 4 -- FEDERAL INCOME TAXES

     The IRS issued a determination letter, dated January 12, 1998, stating that the Plan, as designed, meets the requirements of Section 401(a) of the Internal Revenue Code and was exempt from taxation. The Plan Administrator believes the Plan continues to operate in accordance with IRS regulations and therefore continues to be tax-exempt.

     Under present Federal income tax law, a participant is not taxed currently on: (i) any before-tax contributions or Company contributions to the Plan; (ii) income earned by the Plan; or (iii) gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction. Participants are taxed currently on the amount of their after-tax contributions.

NOTE 5 -- OTHER INFORMATION

     The Plan had no lease commitments or leases in default and no loans or fixed income obligations in default, as defined by ERISA Section
2520.103(b)(3)(E) for the twelve month periods ended September 30, 1999 and 1998.

     Investment funds of the Plan may participate in various derivative-based transactions. The amounts of these transactions are minimal when compared to total fund balances.

NOTE 6 -- INVESTMENTS

     The fair market value of individual investments that represent 5% or more of the Plan's total net assets as of September 30, 1999 and 1998 are as follows:

                                               SEPTEMBER 30,
                                            1999           1998
                                         ----------     ----------

Aetna Fixed Account                      $1,683,869     $1,686,070
Fidelity VIP Growth Portfolio             1,186,100        563,974
Aetna Variable Fund                         875,143        921,418
Fidelity VIP Equity-Income Portfolio        572,136        389,394
Alger American Small Cap Portfolio          348,805        210,504

     For the twelve months ended September 30, 1999, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $734,219. For the twelve months ended September 30, 1998, the Plan's investments (including investments bought, sold, as well as held during the year) depreciated in fair value by $46,517.

     There are no dividends or realized and unrealized gains with respect to separate account units of participation. Dividends and realized and unrealized gains and losses for the underlying funds are factored into the value of the separate account funds. The value of the separate account unit of participation is determined by dividing the total value of the separate account by the total number of units of participation held by the plans invested in the separate account. The value of the separate account includes the dividends earned and any realized or unrealized gains or losses associated with the underlying investments.

     For the twelve months ended September 30, 1999 and 1998, the Plan's investments appreciated (depreciated) in fair value as follows:

                                                 YEAR ENDED SEPTEMBER 30,
                                                   1999            1998
                                                 ---------      ---------

Aetna Variable Fund                              $ 246,727      $ (61,351)
Aetna Variable Encore Fund                           3,605          4,737
Aetna Income Shares                                   (116)         2,209
Aetna Investment Advisers Fund                      25,298         12,090
Aetna Fixed Account                                     74             --
Scudder International Portfolio                     43,996         (4,654)
American Century VP Cap Appreciation                    --           (578)
Alger American Small Cap Portfolio                  98,210        (20,521)
Fidelity VIP Overseas Portfolio                     15,768         (4,922)
Fidelity VIP Equity - Income. Portfolio             64,740        (15,165)
Fidelity VIP Growth Portfolio                      213,825         40,999
The Houston Exploration Company common stock        22,092            639
                                                 ---------      ---------
Net appreciation (depreciation)                  $ 734,219      $ (46,517)
                                                 =========      =========

     The net appreciation in fair value of investments includes realized and unrealized gains.

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                            IRS FORM 5500 - ITEM 27A

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               SEPTEMBER 30, 1999

                                                                                         MARKET VALUE
ISSUER, BORROWER, LESSOR OR                                                              SEPTEMBER 30,
SIMILAR PARTY                 DESCRIPTION OF INVESTMENT                                      1999
---------------------------   -------------------------                                  -------------

* Aetna                       Aetna Variable Fund                                         $   875,143
* Aetna                       Aetna Variable Encore Fund                                       86,367
* Aetna                       Aetna Income Shares                                              64,275
* Aetna                       Aetna Investment Advisers Fund                                   92,351
* Aetna                       Aetna Fixed Account                                           1,683,869
  Scudder Funds               Scudder International Portfolio                                 175,346
  Alger Group                 Alger American Small Cap Portfolio                              348,805
  Fidelity Investments        Fidelity VIP Overseas Portfolio                                  72,907
  Fidelity Investments        Fidelity VIP Equity-Income Portfolio                            572,136
  Fidelity Investments        Fidelity VIP Growth Portfolio                                 1,186,100
* Employer                    The Houston Exploration Company common stock                    173,622
* Employee                    Participant Loans (rates from 5.0% to 11.0%)                    127,121
                                                                                          -----------
                                       Total Investments                                  $ 5,458,042
                                                                                          ===========

----------

*    Represents a party in interest.

                                   SIGNATURES

     Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, The Houston Exploration Company has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       THE HOUSTON EXPLORATION COMPANY
                                       401(k) PLAN & TRUST

Dated: April 26, 2001                          By: /s/ James F. Westmoreland
                                                   -------------------------
                                                   James F. Westmoreland
                                                   Plan Administrator

                                INDEX TO EXHIBITS


 EXHIBIT
 NUMBER            DESCRIPTION
---------          -----------

* 23.1         --  Consent of Arthur Andersen LLP.

----------

*    Filed herewith.



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